EXHIBIT 12.1

WISCONSIN ELECTRIC POWER COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three
	Months
	Ended	Twelve Months Ended
	3/31/2013	3/31/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
	(Millions of Dollars)

Pre-tax Income	$157.0	$531.2	$548.5	$485.2	$470.8	$435.3	$439.4

Subtract:
Capitalized Interest	(1.7)	(10.1)	(14.5)	(24.7)	(13.5)	(6.6)	(3.0)
Earnings Before Adding Fixed Charges (a)	155.3	521.1	534.0	460.5	457.3	428.7	436.4

Fixed Charges
Interest Expense	33.6	130.0	127.7	118.9	115.0	106.9	89.6
Estimated Interest Component of Rentals	35.3	141.2	141.1	141.3	107.1	65.6	57.6
Total Fixed Charges as Defined (b)	68.9	271.2	268.8	260.2	222.1	172.5	147.2

Total Earnings as Defined	$224.2	$792.3	$802.8	$720.7	$679.4	$601.2	$583.6

Ratio of Earnings to Fixed Charges	3.3x	2.9x	3.0x	2.8x	3.1x	3.5x	4.0x

(a) Earnings before adding fixed charges is determined by starting with pre-tax income (less undistributed equity in earnings of unconsolidated affiliates)
and subtracting capitalized interest.

(b) Fixed Charges consist of interest charges on our long-term debt and short-term borrowings (including a representative portion of lease expense), capitalized interest and amortization of debt expense.